EXHIBIT 99.1

Cellectis Provides Business Update and Reports Financial Results for First Quarter 2022

◦   UCART20x22 preclinical data presented at AACR demonstrated PoC with robust in vitro and in vivo anti-tumor activity

◦   Published two articles in Nature Communications providing preclinical validation for the evaluation of UCART123 to treat AML and BPDCN

◦   Received a $20 million convertible note under collaboration agreement with its partner Cytovia Therapeutics

◦   The US FDA has allowed an IND to proceed for Iovance Biotherapeutics’ first genetically modified TIL therapy, which is leveraging TALEN® gene editing technology

◦   Cash position [1] of $142 million as of March 31, 2022

◦   Conference call scheduled for 8AM ET/2PM CET on May 13, 2022

[1] Cash position includes cash, cash equivalents and current financial assets and restricted cash. Restricted cash was $5 million as of March 31, 2022, of which $0.5 million were classified as current financial assets.

NEW YORK, May 12, 2022 (GLOBE NEWSWIRE) -- Cellectis (the “Company”) (Euronext Growth: ALCLS - NASDAQ: CLLS), a clinical-stage biotechnology company using its pioneering gene-editing platform to develop life-saving cell and gene therapies, today provided a business update and announced its results for the three-month period ending March 31, 2022.

“Cellectis made progress with our pipeline this quarter. We took a notable step forward with the first pre-clinical data on UCART20x22, the allogeneic dual CAR T-cell product candidate being developed for patients with relapsed or refractory non-Hodgkin’s lymphoma (NHL). We were proud to see that the data demonstrated a robust pre-clinical proof-of-concept with strong activity against tumor cell lines expressing either a single antigen, CD20 or CD22, or both simultaneously.

We were proud to publish preclinical data in Nature Communications, providing validation of our product candidate UCART123, being developed for patients with relapsed or refractory acute myeloid leukemia (AML). This is the first preclinical data published on UCART123 supporting the rationale for using allogeneic CD123-directed CAR T cells to treat AML and blastic plasmacytoid denditric cell neoplasm (BPDCN). These preclinical results reinforce our commitment to deliver therapies for cancer patients with unmet medical needs.

The development of our partnerships was an exciting highlight for Cellectis. In March, our partner Iovance Biotherapeutics announced that the U.S. Food and Drug Administration (FDA) allowed an Investigational New Drug Application (IND) to proceed for its first TALEN®-edited Tumor Infiltrating Lymphocytes (TIL) therapy, developed using Cellectis’ technology. In April, we received a $20 million convertible note, representing the upfront collaboration consideration under our collaboration agreement with Cytovia Therapeutics. Cellectis is developing custom TALEN® for Cytovia to develop gene-edited iPSC-derived Natural Killer cells. These announcements validated our belief that TALEN®’s status as technology of choice for gene editing.

Based on our current operating plan, our cash position of $142 million at the end of the first quarter 2022 (excluding Calyxt, Inc.), is expected to fund our operations into early 2024.

As we approach several developmental milestones during the second half of this year, we are excited to expand our CAR T platform by the expected filing of an IND for UCART20x22, and release of batches of this product from our in-house manufacturing facility. UCART20x22 is expected to be Cellectis’ first product candidate with fully integrated in-house development,” said André Choulika, CEO of Cellectis.

Pipeline highlights

Cellectis continues to make progress, enrolling patients throughout its three sponsored Phase 1 dose escalation trials:

BALLI-01 (evaluating UCART22) in relapsed or refractory B-cell acute lymphoblastic leukemia (r/r B-ALL)

  UCART22 is an allogeneic CAR T-cell product candidate targeting CD22 and being evaluated in patients with r/r B-ALL in the BALLI-01, multicenter, Phase 1 dose escalation clinical study.

  BALLI-01 is currently enrolling patients at dose level 3 (DL3) with Fludarabine, Cyclophosphamide and Alemtuzumab (FCA) preconditioning regimen.

  Cellectis plans to initiate dosing patients with UCART22 product candidate that is expected to be fully manufactured in-house in the second half of this year.

AMELI-01 (evaluating UCART123) in relapsed or refractory acute myeloid leukemia (r/r AML)

  UCART123 is an allogeneic CAR T-cell product candidate targeting CD123 and being evaluated in patients with r/r AML in the AMELI-01, multi-center Phase 1 dose-escalation clinical study.
  AMELI-01 is currently enrolling patients at dose level 2 (DL2) (6.25 × 105 cells/kg) with FCA preconditioning regimen.

MELANI-01 (evaluating UCARTCS1) in relapsed or refractory multiple myeloma (r/r MM)

  UCARTCS1 is an allogeneic CAR T-cell product candidate targeting CS1 and is being evaluated in patients with r/r MM in the MELANI-01, multi-center Phase 1 dose-escalation clinical study.

  Cellectis is currently enrolling patients at dose level 1 (DL1) with Fludarabine and Cyclophosphamide (FC) preconditioning regimen.

UCART Preclinical Data and Programs

UCART123:

  On April 28, Cellectis published two manuscripts in Nature Communications providing preclinical validation of UCART123 to treat AML.

Preclinical data showed that:

  Cellectis’ product candidate UCART123 effectively eliminates AML cells in vitro and in vivo in mouse models with significant benefits in overall animal survival and minimal impact against normal hematopoietic progenitors.

  UCART123 demonstrates cytotoxic activity against primary AML samples with minimum toxicity against normal hematopoietic progenitor cells.

  Support Cellectis’ rationale of using allogeneic CD123 CAR T cells to treat AML.

UCART20x22:

  UCART20x22 is Cellectis’ first allogeneic dual CAR T-cell product candidate being developed for patients with relapsed or refractory non-Hodgkin lymphoma (r/r NHL).
  On April 8, Cellectis released its first preclinical data at the American Association for Cancer Research (AACR) Annual Meeting. The poster presentation highlighted the following results:
    UCART20x22 shows strong activity against tumor cell lines expressing either a single antigen, CD20 or CD22, or both simultaneously.

    In vivo pre-clinical models demonstrates that UCART20x22 efficiently eradicates tumors expressing both or either antigen, and sustained presence of UCART20x22 cells was observed in the bone marrow after tumor clearance.

    In vitro assays against primary cells from NHL patients with diverse CD22 and CD20 antigen levels demonstrate that UCART20x22 has potent and specific cytotoxic activity.

  UCART20x22 would be Cellectis’ first product candidate fully designed, developed and manufactured in-house from day zero, showcasing the Company’s transformation into an end-to-end cell and gene therapy platform from discovery, product development and manufacturing to clinical development.

  An Investigational New Drug application (IND) for UCART20x22 is expected to be filed this year.

Licensed Allogeneic CAR-T Cell Development Programs

Allogene Therapeutics, Inc.’s CAR T programs utilize Cellectis technologies. ALLO-501 and ALLO-501A are anti-CD19 products being jointly developed under a collaboration agreement between Les Laboratoires Servier (“Servier”) and Allogene Therapeutics, Inc. (“Allogene”) based on an exclusive license granted by Cellectis to Servier1. Servier grants to Allogene exclusive rights to ALLO-501 and ALLO-501A in the U.S. while Servier retains exclusive rights for all other countries. Allogene’s anti-BCMA and anti-CD70 programs are licensed exclusively from Cellectis by Allogene and Allogene holds global development and commercial rights to these programs.

Servier and Allogene: anti-CD19 programs

  Enrollment in the Phase 1 ALLO-501A ALPHA2 trial in relapsed/refractory (r/r) Large B Cell Lymphoma (LBCL) has re-opened with the goal of offering AlloCAR T™ to patients while Allogene prepares to launch the pivotal Phase 2 ALPHA2 trial. Allogene has announced that subject to FDA discussion, including with respect to chemistry, manufacturing and controls (CMC), Allogene plans to proceed to the Phase 2 portion of the ALPHA2 trial in adult patients with r/r LBCL in mid-2022.

Allogene: anti-BCMA and anti-CD70 programs

Anti-BCMA program

  Allogene announced that enrollment had previously resumed in trials targeting BCMA for the treatment of patients with r/r multiple myeloma (MM), including the UNIVERSAL trial with ALLO-715 and the IGNITE trial with TurboCAR™ candidate, ALLO-605. During the quarter, preclinical data was published by Allogene demonstrating the superior long-term in vitro myeloma-killing activity of allogeneic anti-BCMA CAR T cells from healthy donors compared with anti-BCMA CAR T cells from patients with MM. The findings were published in Cancer Research Communications, a journal of the American Association for Cancer Research (AACR).

  In May 2022, Allogene announced that U.S. Food and Drug Administration (FDA) has granted Orphan Drug Designation (ODD) for ALLO-605 for the treatment of MM. Allogene intends to provide an update on its CD19 and BCMA programs by the end of the year.

Anti-CD70 program

  ALLO-316 is Allogene’s first AlloCAR T candidate for solid tumors. The Phase 1 TRAVERSE trial is designed to evaluate the safety, tolerability, anti-tumor efficacy, pharmacokinetics, and pharmacodynamics of ALLO-316 in patients with advanced or metastatic clear cell renal cell carcinoma (RCC). Allogene announced that the trial, now in its second dose level cohort, continues to accrue patients.

  In April 2022, Allogene presented preclinical data at the 2022 AACR Annual Meeting which support the ongoing clinical evaluation of ALLO-316 for the treatment of patients with RCC and other CD70 expressing cancers. The findings were simultaneously published in AACR’s Cancer Research.

  In March 2022, Allogene announced that the FDA granted ALLO-316 Fast Track Designation (FTD) based on its potential to address the unmet need for patients with difficult to treat RCC who have failed standard RCC therapies.

Manufacturing Facilities

  Cellectis’ starting materials manufacturing facility in Paris, France is focusing on the production of starting materials including plasmids and mRNA for our TALEN® gene editing technology, as well as viral vectors for use in clinical manufacturing.

  Cellectis’ UCART GMP manufacturing facility in Raleigh, North Carolina is focusing on release testing of batches of product candidates UCART22 and UCART20x22 as well as manufacturing additional batches of these products.

Partnerships:

Iovance Biotherapeutics, Inc. (“Iovance”)

  On March 15, 2022 Iovance announced that the FDA allowed an IND to proceed for its first genetically modified TIL therapy, IOV-4001, for the treatment of unresectable or metastatic melanoma and stage III or IV NSCLC.

  IOV-4001 leverages the gene editing TALEN® technology licensed from Cellectis to inactivate the gene coding for the PD-1 protein. By removal of this important barrier for T cells to attack cancer, IOV-4001 has the potential to become an optimized, next generation TIL therapy for several solid tumor cancers. Iovance announced that a clinical study of IOV-4001 in patients with metastatic melanoma or stage III or IV NSCLC is expected to begin this year.

  A poster highlighting preclinical activity, clinical-scale manufacturing process development, and characterization of IOV-4001 was presented by Iovance at the AACR 2022 Annual Meeting. In the abstract, anti-tumor activity of IOV-4001 was shown to be superior to non-edited TIL, as well as to non-edited TIL in combination with anti-PD-1, in a murine model.

  In January 2020, Iovance and Cellectis entered into a research collaboration and exclusive worldwide license agreement whereby Iovance licensed certain TALEN® technology from Cellectis. The worldwide exclusive license enables Iovance to use certain TALEN® technology addressing multiple gene targets to modify TIL for therapeutic use in several cancer indications.

Cytovia Therapeutics, Inc. (“Cytovia”)

  On April 27, 2022, Cellectis received a $20 million convertible note (the “2022 Convertible Note”) in payment of the upfront collaboration consideration provided for pursuant to the research collaboration and non-exclusive license agreement entered between Cellectis and Cytovia in February 2021. The 2022 Convertible Note superseded and replaced the equity compensation initial requirement under the collaboration and license agreement with Cytovia.

  The terms of the note provide for conversion into common stock of the combined company upon completion of the business combination of Cytovia with Iselworth Healthcare Acquisition Corp., a special purpose acquisition company. In connection with this convertible note, Cellectis received a warrant to purchase additional shares of the combined company representing up to 35% of the shares issued upon conversion of the note at a predetermined exercise price, with the number of shares issuable upon exercise and the exercise subject to certain adjustments.

  Cellectis is developing custom TALEN®, which Cytovia uses to edit iPSCs. Cytovia is responsible for the differentiation and expansion of the gene-edited iPSC master cell bank into NK cells and is conducting the pre-clinical evaluation, clinical development, and commercialization of the mutually-agreed-upon selected therapeutic candidates. Cellectis has granted Cytovia a worldwide license under the patent rights over which Cellectis has control in this field, including in China, in order for Cytovia to modify NK cells to address multiple gene-targets for therapeutic use in several cancer indications.

Financial Results

The interim condensed consolidated financial statements of Cellectis, which consolidate the results of Calyxt, Inc. of which Cellectis owned approximately 56.1% of outstanding shares of common stock (as of March 31, 2022), have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IFRS”).

We present certain financial metrics broken out between our two reportable segments – Therapeutics and Plants – in the appendices of this Q1 2022 financial results press release.

Cash: As of March 31, 2022, Cellectis, including Calyxt, had $160 million in consolidated cash, cash equivalents, current financial assets and restricted cash of which $142 million are attributable to Cellectis on a stand-alone basis. This compares to $191 million in consolidated cash, cash equivalents, current financial assets and restricted cash as of December 31, 2021, of which $177 million was attributable to Cellectis on a stand-alone basis. This net decrease of $31 million primarily reflects (i) $33 million of net cash flows used in operating, investing and lease financing activities of Cellectis, (ii) $7 million of net cash flows used in operating, capital expenditures and lease financing activities of Calyxt and (iii) $2 millions of unfavorable FOREX impact which was partially offset by (iv) $10 million of net proceeds from capital raise at Calyxt. Based on the current operating plan, Cellectis excluding Calyxt anticipates that the cash, cash equivalents, and restricted cash of $142 million as of March 31, 2022 will fund its operations into early 2024.

Revenues and Other Income: Consolidated revenues and other income were $4 million for the three months ended March 31, 2022 compared to $28 million for the three months ended March 31, 2021. 99% of consolidated revenues and other income was attributable to Cellectis in the first three months of 2022. This decrease between the three months ended March 31, 2022 and 2021 was mainly attributable to (i) a decrease of revenue pursuant to the recognition of a $15.0 million convertible note obtained as consideration for a “right-to-use” license granted to Cytovia and a $5.0 million Allogene milestone during the three-month period ended March 31, 2021, while revenue related to collaboration agreements for the three months of 2022 consists of the recognition of two milestones related to Cellectis’ agreement with Cytovia for $1.5 million and (ii) a decrease in other revenues of $5 million relating to the timing of revenue stream from the Calyxt’s business model for its PlantSpring technology and BioFactory compared to the Calyxt’s sales in the prior year of soybean products.

Cost of Revenues: Consolidated cost of revenues were $0.4 million for the three months ended March 31, 2022 compared to $8 million for the three months ended March 31, 2021. This decrease is driven by Calyxt’s business model for its PlantSpring and BioFactory compared to the sales of soybean products under its prior business model.

R&D Expenses: Consolidated R&D expenses were $29 million for the three months ended March 31, 2022 compared to $31 million for the three months ended March 31, 2021. 90% of consolidated R&D expenses was attributable to Cellectis in the first three months of 2022. The $2 million decrease between the first three months of 2022 and 2021 was primarily attributable to (i) a decrease of purchases, external expenses and other by $2 million (from $18 million in 2021 to $16 million in 2022) due to lower consumables, subcontracting costs and depreciation and amortization for the therapeutic segment, and (ii) a $1 million decrease in social charges on stock option partially offset by an increase of $2 million in wages and salaries mainly driven by the increased R&D headcount in the therapeutic segment.

SG&A Expenses: Consolidated SG&A expenses were $9 million for the three months ended March 31, 2022 and 2021. 65% of consolidated SG&A expenses was attributable to Cellectis in the first three months of 2022. The $0.5 million increase primarily reflects a $1 million increase in purchases, external expenses and other (from $4 million in 2021 to $5 million in 2022) and (ii) a $3 million increase in non-cash stock-based compensation expense mainly explained by the favorable impact in 2021 of the recapture of non-cash stock-based compensation from the forfeiture of certain of Calyxt’s former CEO’s unvested stock options, restricted stock units, and performance stock units following his departure, partially offset by (i) a $3 million decrease in wages and salaries and (ii) a $0.3 million decrease in social charges on stock option grants.

Net Income (loss) Attributable to Shareholders of Cellectis: The consolidated net loss attributable to shareholders of Cellectis was $32 million (or $0.70 per share) for the three months ended March 31, 2022, of which $28 million was attributed to Cellectis, compared to $12 million (or $0.28 per share) for the three months ended March 31, 2021, of which $6 million was attributed to Cellectis. This $20 million increase in net loss between first three months 2022 and 2021 was primarily driven by a decrease in revenues and other income of $24 million, a decrease in financial gain of $4 million and a decrease of $1 million in non-controlling interest, partially offset by a $9 million decrease in operating expenses.

Adjusted Net Income (Loss) Attributable to Shareholders of Cellectis: The consolidated adjusted net loss attributable to shareholders of Cellectis was $29 million (or $0.64 per share) for the three months ended March 31, 2022, of which $26 million is attributed to Cellectis, compared to a net loss of $11 million (or $0.26 per share) for the three months ended March 31, 2021, of which $4 million was attributed to Cellectis. Please see "Note Regarding Use of Non-GAAP Financial Measures" for reconciliation of GAAP net income (loss) attributable to shareholders of Cellectis to adjusted net income (loss) attributable to shareholders of Cellectis.

We currently foresee focusing our cash spending at Cellectis for the Full Year of 2022 in the following areas:

  Supporting the development of our pipeline of product candidates, including the manufacturing and clinical trial expenses of UCART123, UCART22, UCARTCS1 and new product candidates, and
  Operating our state-of-the-art manufacturing capabilities in Paris (France), and Raleigh (North Carolina, U.S.A); and
  Continuing strengthening our manufacturing and clinical departments.

CELLECTIS S.A.

(unaudited)

STATEMENT OF CONSOLIDATED FINANCIAL POSITION

($ in thousands, except per share data)

As of
	December 31, 2021	March 31, 2022

ASSETS
Non-current assets
Intangible assets	1 854	1 698
Property, plant, and equipment	78 846	76 523
Right-of-use assets	69 423	67 227
Non-current financial assets	6 524	6 567
Total non-current assets	156 647	152 016

Current assets
Trade receivables	20 361	21 839
Subsidies receivables	9 268	10 446
Other current assets	9 665	7 524
Cash and cash equivalent and Current financial assets	186 135	155 367
Total current assets	225 429	195 175
TOTAL ASSETS	382 076	347 191

LIABILITIES
Shareholders’ equity
Share capital	2 945	2 945
Premiums related to the share capital	934 696	937 333
Currency translation adjustment	(18 021)	(21 261)
Retained earnings	(584 129)	(696 062)
Net income (loss)	(114 197)	(31 911)
Total shareholders’ equity - Group Share	221 293	191 044
Non-controlling interests	15 181	12 010
Total shareholders’ equity	236 474	203 054

Non-current liabilities
Non-current financial liabilities	20 030	18 345
Non-current lease debts	71 526	69 739
Non-current provisions	4 073	3 716
Non-current liabilities	626	-
Total non-current liabilities	96 254	91 800

Current liabilities
Current financial liabilities	2 354	12 607
Current lease debts	8 329	8 408
Trade payables	23 762	20 921
Deferred revenues and deferred income	301	581
Current provisions	871	578
Other current liabilities	13 731	9 242
Total current liabilities	49 348	52 337
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	382 076	347 191

Cellectis S.A.

UNAUDITED STATEMENTS OF CONSOLIDATED OPERATIONS

For the three-month period ended March 31,

$ in thousands, except per share amounts

	For the three-month period ended March 31,
	2021	2022

Revenues and other income
Revenues	25 601	1 697
Other income	2 365	2 135
Total revenues and other income	27 966	3 832
Operating expenses
Cost of revenue	(8 145)	(385)
Research and development expenses	(31 004)	(29 479)
Selling, general and administrative expenses	(8 779)	(9 279)
Other operating income (expenses)	56	65
Total operating expenses	(47 872)	(39 078)

Operating income (loss)	(19 907)	(35 247)

Financial gain (loss)	4 561	490

Net income (loss)	(15 346)	(34 757)
Attributable to shareholders of Cellectis	(11 868)	(31 911)
Attributable to non-controlling interests	(3 478)	(2 846)
Basic net income (loss) attributable to shareholders of Cellectis per share ($/share)	(0,28)	(0,70)

Diluted net income (loss) attributable to shareholders of Cellectis per share ($/share)	(0,28)	(0,70)

CELLECTIS S.A.

DETAILS OF KEY PERFORMANCE INDICATORS BY REPORTABLE SEGMENTS – First three-months

(unaudited) - ($ in thousands)

	For the three-month period ended March 31, 2021			For the three-month period ended March 31, 2022
$ in thousands	Plants	Therapeutics	Total reportable segments	Plants	Therapeutics	Total reportable segments

External revenues	4 988	20 613	25 601	32	1 665	1 697
External other income	-	2 365	2 365	-	2 135	2 135
External revenues and other income	4 988	22 978	27 966	32	3 800	3 832
Cost of revenue	(7 369)	(776)	(8 145)	(0)	(385)	(385)
Research and development expenses	(3 025)	(27 979)	(31 004)	(2 878)	(26 601)	(29 479)
Selling, general and administrative expenses	(4 118)	(4 660)	(8 779)	(3 216)	(6 063)	(9 279)
Other operating income and expenses	(24)	80	56	43	21	65
Total operating expenses	(14 536)	(33 336)	(47 872)	(6 050)	(33 028)	(39 078)
Operating income (loss) before tax	(9 548)	(10 358)	(19 907)	(6 019)	(29 228)	(35 247)
Net financial gain (loss)	(290)	4 851	4 561	(422)	912	490
Net income (loss)	(9 839)	(5 507)	(15 346)	(6 441)	(28 316)	(34 757)
Non-controlling interests	3 478	-	3 478	2 846	-	2 846
Net income (loss) attributable to shareholders of Cellectis	(6 361)	(5 507)	(11 868)	(3 595)	(28 316)	(31 911)
R&D non-cash stock-based expense attributable to shareholder of Cellectis	262	1 305	1 567	(11)	1 680	1 669
SG&A non-cash stock-based expense attributable to shareholder of Cellectis	(1 295)	323	(973)	342	636	979
Adjustment of share-based compensation attributable to shareholders of Cellectis	(1 033)	1 628	595	332	2 316	2 648
Adjusted net income (loss) attributable to shareholders of Cellectis	(7 394)	(3 879)	(11 273)	(3 263)	(26 000)	(29 263)
Depreciation and amortization	(604)	(3 186)	(3 791)	(708)	(4 934)	(5 641)
Additions to tangible and intangible assets	268	6 332	6 601	363	581	945

Note Regarding Use of Non-IFRS Financial Measures

Cellectis S.A. presents adjusted net income (loss) attributable to shareholders of Cellectis in this press release. Adjusted net income (loss) attributable to shareholders of Cellectis is not a measure calculated in accordance with IFRS. We have included in this press release a reconciliation of this figure to net income (loss) attributable to shareholders of Cellectis, which is the most directly comparable financial measure calculated in accordance with IFRS. Because adjusted net income (loss) attributable to shareholders of Cellectis excludes Non-cash stock-based compensation expense—a non-cash expense, we believe that this financial measure, when considered together with our IFRS financial statements, can enhance an overall understanding of Cellectis’ financial performance. Moreover, our management views the Company’s operations, and manages its business, based, in part, on this financial measure. In particular, we believe that the elimination of Non-cash stock-based expenses from Net income (loss) attributable to shareholders of Cellectis can provide a useful measure for period-to-period comparisons of our core businesses. Our use of adjusted net income (loss) attributable to shareholders of Cellectis has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our financial results as reported under IFRS. Some of these limitations are: (a) other companies, including companies in our industry which use similar stock-based compensation, may address the impact of Non-cash stock- based compensation expense differently; and (b) other companies may report adjusted net income (loss) attributable to shareholders or similarly titled measures but calculate them differently, which reduces their usefulness as a comparative measure. Because of these and other limitations, you should consider adjusted net income (loss) attributable to shareholders of Cellectis alongside our IFRS financial results, including Net income (loss) attributable to shareholders of Cellectis.

RECONCILIATION OF IFRS TO NON-IFRS NET INCOME – First three-months

(unaudited)

($ in thousands, except per share data)

	For the three-month period ended March 31,
	2021	2022

Net income (loss) attributable to shareholders of Cellectis	(11 868)	(31 911)
Adjustment: Non-cash stock-based compensation expense attributable to shareholders of Cellectis	595	2 648
Adjusted net income (loss) attributable to shareholders of Cellectis	(11 273)	(29 263)

Basic Adjusted net income (loss) attributable to shareholders of Cellectis ($/share)	(0,26)	(0,64)

Weighted average number of outstanding shares, basic (units) (1)	42 866 517	45 486 477

Diluted Adjusted net income (loss) attributable to shareholders of Cellectis ($/share) (1)	(0,26)	(0,64)

Weighted average number of outstanding shares, diluted (units) (1)	43 461 047	45 486 477

(1) When we have adjusted net loss, in accordance with IFRS, we use the Weighted average number of outstanding shares, basic to compute the Diluted adjusted net income (loss) attributable to shareholders of Cellectis ($/share). When we have adjusted net income, in accordance with IFRS, we use the Weighted average number of outstanding shares, diluted to compute the Diluted adjusted net income (loss) attributable to shareholders of Cellectis ($/share)

About Cellectis
Cellectis is a clinical-stage biotechnology company using its pioneering gene-editing platform to develop life-saving cell and gene therapies. Cellectis utilizes an allogeneic approach for CAR-T immunotherapies in oncology, pioneering the concept of off-the-shelf and ready-to-use gene-edited CAR T-cells to treat cancer patients, and a platform to make therapeutic gene editing in hemopoietic stem cells for various diseases. As a clinical-stage biopharmaceutical company with over 22 years of expertise in gene editing, Cellectis is developing life-changing product candidates utilizing TALEN®, its gene editing technology, and PulseAgile, its pioneering electroporation system to harness the power of the immune system in order to treat diseases with unmet medical needs.

As part of its commitment to a cure, Cellectis remains dedicated to its goal of providing lifesaving UCART product candidates for multiple cancers including acute myeloid leukemia (AML), B-cell acute lymphoblastic leukemia (B-ALL) and multiple myeloma (MM). .HEAL is a new platform focusing on hemopoietic stem cells to treat blood disorders, immunodeficiencies and lysosomal storage diseases.

Cellectis’ headquarters are in Paris, France, with locations in New York, New York and Raleigh, North Carolina. Cellectis is listed on the Nasdaq Global Market (ticker: CLLS) and on Euronext Growth (ticker: ALCLS).

AlloCAR T™ is a trademark of Allogene Therapeutics, Inc.

For more information, visit www.cellectis.com
Follow Cellectis on social media: @cellectis, LinkedIn and YouTube.

For further information, please contact:

Media contacts:
Pascalyne Wilson, Director, Communications, +33776991433, media@cellectis.com

Margaret Gandolfo, Senior Manager, Communications, +1 (646) 628 0300

Investor Relation contact:
Arthur Stril, Chief Business Officer, +1 (347) 809 5980, investors@cellectis.com

Ashley R. Robinson, LifeSci Advisors, +1 (617) 430 7577

Forward-looking Statements

This press release contains “forward-looking” statements within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “anticipate,” “believe,” “intend”, “expect,” “plan,” “scheduled,” “could,” “would” and “will,” or the negative of these and similar expressions. These forward-looking statements, which are based on our management’s current expectations and assumptions and on information currently available to management, including information provided or otherwise publicly reported by our licensed partners. Forward-looking statements include statements about advancement, timing and progress of clinical trials (including with respect to patient enrollment and follow-up), the timing of our presentation of data and submission of regulatory filings, the operational capabilities at our manufacturing facilities, the potential of our preclinical programs, and the sufficiency of cash to fund operations. These forward-looking statements are made in light of information currently available to us and are subject to numerous risks and uncertainties, including with respect to the numerous risks associated with biopharmaceutical product candidate development as well as the duration and severity of the COVID-19 pandemic and governmental and regulatory measures implemented in response to the evolving situation. With respect to our cash runway, our operating plans, including product development plans, may change as a result of various factors, including factors currently unknown to us. Furthermore, many other important factors, including those described in our Annual Report on Form 20-F and the financial report (including the management report) for the year ended December 31, 2021 and subsequent filings Cellectis makes with the Securities Exchange Commission from time to time, as well as other known and unknown risks and uncertainties may adversely affect such forward-looking statements and cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons why actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.

1 Servier is a global independent pharmaceutical group

Attachments

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